FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Telefónica Investor Conference:
Presentation delivered by Mr. José María Álvarez- Pallete, Executive Chairman of Telefónica Latinoamérica

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 13th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors



José María Álvarez-Pallete
Executive Chairman
Telefónica Latinoamérica

THIRD INVESTOR CONFERENCE

MADRID 2003

Telefónica

Safe harbor

"This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator"

Capturing LatAm's opportunity

Content

- **Telefónica: the right partner to exploit Latam's opportunity**
  Latam is a large market with relevant growth opportunities. T Latam's solid track record and demonstrated management flexibility will allow us to extract the most from them
- **Overall Latam priorities**
  T Latam operators share common objectives based on three pillars: commercial excellence, operational flexibility and efficiency and regulatory management
- **Operators priorities and key parameters**
  Operators are applying these strategic thrusts to respond to the challenges and capture specific opportunities in each country
- **Our commitment for the future**
  As a result of this effort T Latam is committing to deliver continuous growth and quickly progress on key transformation parameters

Telefónica is the right partner to exploit Latam's opportunity

T Latam's opportunity

- **A large market:** more than 240 million people in the four T Latam's countries
- **Significant economic growth:** GDP to grow at a yearly average rate of 3.5% until 07
- **New businesses** (e.g. Internet and VASs) **are already a growing reality**
- **Growth in core businesses with low CAPEX**

Key requirements

- **Market knowledge:** Telefónica has had a very significant presence in the region since 1990
- **Management flexibility:** Telefónica has shown a solid record of anticipating market changes and adapting management priorities
- **Leadership:** Telefónica is the leading Latin America wireline Telco

Telefónica

Latin America is a large market with still significant opportunities for growth


Telefónica del Perú
Telefónica de Sao Paulo, Telesp
Telefónica CTC, Chile
Telefónica de Argentina

Market about 240 million people in 2003

Good economic perspectives

Estimated Latam's GDP CAGR 04-07*


3.1%
2.1%
3.3%
3.5%
USA
Europe
Asia
Latam

Remaining growth in core businesses

- Leverage vacancy to grow in lower income segments
- Extend product expertise to niche markets (e.g., Payphones)
- Increase penetration of VASs
- Increase traffic through new products (e.g., voice chat)

New businesses are already growing

Thousands of Broadband accesses in T Latam


41
112
246
357
456
567
Dec/00
Jun/01
Dec/01
Jun/02
Dec/02
Jun/0

* The Economist Intelligence Unit

Telefónica

Market knowledge developed through a long history of presence in the Region

- **1989**
  - Launch of the privatization process in Latam
  - Telefónica acquires ENTEL Chile, later sold after acquiring 43,6% CTC in 1990
- **1990**
  - Acquisition of a 6% participation in COINTEL Argentina
- **1991**
  - Change of tariff framework in Argentina
- **1994**
  - First tariff decree in Chile focused on line growth
  - Acquisition of ENTEL Peru (32%) and CPT, later merged into TdP
- **1994–1998**
  - Participation increases in Argentina and Peru
- **1998**
  - Acquisition of TeleSP in Brazil
- **1999**
  - New tariff decree in Chile: price decrease and strong liberalization
- **2000**
  - Operación Verónica: acquisition of total control in Argentina, Peru and Brazil
- **2001**
- **2002**
  - Argentina's crisis: "pesification", tariff freeze and 70% devaluation
  - 30% devaluation in Brazil
- **2003**
  - Changes in the regulatory framework in Peru

Telefónica has developed flexible management capabilities to deal with a changing environment

Telefónica

Management flexibility:
When we had to grow... we grew

Brazil

First operator to achieve Brazil "metas" in 2001

Lines in service
Millions



CAGR 25%
6.4
8.3
10.6
12.6
98
99
00
01

Net operating revenues
R$ Millions



CAGR 26%
4,496
5,296
7,310
9,049
98
99
00
01

Source: TeleSP annual reports

Telefónica

Management flexibility: When we faced a dramatic crisis... we overcame it

Argentina

Argentine economic indicators
2001-02 change


GDP
Invest-ment
Imports
Retail
-10.5%
-35.4%
-48.2%
-29.3%

Base 100
December 01


100
71 Purchasing power*
29 $/P$ exchange rate
Dec-01
Dec-02

* Inverse of CPI
** EBITDA – CAPEX

Key levers

Opex:
Strong expense control and efficiency improvement, maintaining employment

Bad debt /Revenues: New products, scoring systems

EBITDA Margin

Op. FCF:**
Strong capex discipline, reutilization of spare capacity and disconnections


Constant P$'00
Current P$
P$MM
1,326
1,337
1,174
846
%
4.2
9.2
6.9
%
55
51
50
P$MM
1,166
957
1,043
2000
2001
2002

Telefónica

Management flexibility: When our commercial environment changed... we transformed it into a growth opportunity

Peru


¿Elegiste tu plan?
Hazlo ya, como miles lo están haciendo
Tarjeta hoy

New lines
(Accumulated)

Migration of existing lines
(Accumulated)


~118,000
~474,000
March
April
May
June
July
August
2003

Launch of TdP's new plans


SUBEN PASAJES Y BAJAN TELEFONOS

Osiptel aprueba nueva propuesta de Telefónica del Perú que reduce tarifas entre 5% y 31%

Correo, February 22nd, 2003

592,000 new lines or plans captured in 6 months with special focus on social lines

Telefónica

In any environment Telefónica has achieved compelling results and a growing cash flow in local currency...

TELESP
Million reais


4,046
4,849
5,237
3,579
54
312
2000
2001
2002

TASA
Million pesos


1,611
1,362
1,174
1,166
957
1,043
2000
2001
2002

CTC
Billion pesos


258
329
312
219
240
158
2000
2001
2002

TdP**
Million Soles


2,249
2,026
1,955
1,733
1,429
1,638
2000
2001
2002

EBITDA
Op. FCF*

* EBITDA – CAPEX
** Including Cable Mágico

Telefónica

...and despite currency and economic volatility, flexible management has also allowed positive results in euros

Evolution of T Latam currency portfolio*
US$. Base 100 year 2000


100
88
58
-42%
2000
2001
2002

Simultaneous devaluation vs. US$:

- Brazilian Real	-34.3%
- Argentinean Peso	-70.3%
- Chilean Peso	-8.9%
- Peruvian Sol	- 2.0%

Exchange rate €'00
Current €
Δ 00-02 current €

Operative hedging

Improve flexibility to mitigate adverse environment:

- Cash control
- Strict CAPEX selection
- OPEX efficiency

Financial hedging

Anticipated use of diversification and financial tools

EBITDA
Million euros


5,359
5,708
5,564
5,163
-38%
3,347

Free Cash Flow**
Million euros


2,957
1,952
1,370
1,405
1,172
+43%
2000
2001
2002

* Weighted based on T Latam revenues 2001 in US$ (44% TeleSP,30% TASA, 13% CTC, 13% TdP)
** EBITDA – CAPEX- Finance costs- Taxes

Telefónica

As a result we met Seville's FCF commitments even in the worst year and in 2003 we have recovered the promised growth path


Seville's commitments
Delivery to date
2001-2002
2002-2005
2001-2002
1H02-1H03
Revenues*
9-11%
7-9%
1%
8%
EBITDA*
5-7%
7-9%
-3%
7%
Capex/ revenues
13-15%
11-13%
9.8%
8.3%

	Seville's commitments	Delivery to date
FCF**	2002: Between €2.1 Bn and €2.4 Bn	2002: €2.1 Bn

- **2002 crisis tougher than expected**
- **Back on track in 2003**

- **Further Capex reduction in 2002 to preserve FCF goal even in the toughest year**

* Constant euros. Exchange rates as of 2001, except figures for 1H02-1H03 (exchange rates as of 1H02).
** FCF= EBITDA-CAPEX-Finance costs–Taxes. Exchange rates as of 2002, except Argentinean peso (2:1)

Telefónica

And we now face the future from a #1 position in the region

2002

Market leadership

Lines in service
Million

Market share
% LIS


Telefónica
21
24%
Telemar
15
17%
Telmex
14
16%
Brasil Telecom
9
11%
Verizon
5
5%
Telecom Argentina
4
4%
Others
21
23%

Solid operational base

Strong OPEX improvement
Million euros.


5,214
5,247
3,715
~
3,300
2000
2001
2002
2003E

Significant Asset reduction
Assets. Million euros.


25,263
23,971
15,206
~
15,000
2000
2001
2002
2003E

Source: Company Reports; ITU 2002

Telefónica

Content

- **Telefónica: the right partner to exploit Latam's opportunity**
  Latam is a large market with relevant growth opportunities. T Latam's solid track record and demonstrated management flexibility will allow us to extract the most from them
- **Overall Latam priorities**
  T Latam operators share common objectives based on three pillars: commercial excellence, operational flexibility and efficiency and regulatory management
- **Operators priorities and key parameters**
  Operators are applying these strategic thrusts to respond to the challenges and capture specific opportunities in each country
- **Our commitment for the future**
  As a result of this effort T Latam is committing to deliver continuous growth and quickly progress on key transformation parameters

All T Latam operators share several key priorities


1. Commercial excellence
Wireline traditional
Broadband and VAS
Households
Corporations & Government
Individuals
SMEs
Operations
CapEx
2. Operational flexibility and efficiency
3. Regulatory management

✓ **Customer-oriented organization**
- Develop competitive intelligence
- Segmented approach to customers
- Rebuild sales force and rebalance channel mix
- Improve customer service

✓ **Defend and grow traditional business**
- Retain customer base: bundling and segmentation
- Increase ARPU through new value added services
- Increase value of fixed lines to avoid churn
- Maximize penetration by income level segments

✓ **Develop new businesses** leveraging customer base

✓ **Capture Internet opportunity**
- Accelerate penetration both in NB and BB
- Competitive BB offers leveraging TdE's know-how

✓ **Continue current efficiency effort** in all areas to capture regional synergies, roll out best practices and keep local focus to reduce operational costs

✓ Develop an **active institutional presence**

✓ Participate in **developing a new regulatory paradigm** more coherent with Telecom Sector development needs

1. Commercial Excellence: our key to capturing existing growth opportunities and succeeding in a complex environment

The traditional growth model in lines is running out of steam...

Four T Latam markets
Millions


90
80
70
60
50
40
30
20
10
0
Mobile subscriptions
Fixed Lines in service
99
00
01
02
03E
06E

- Achievement of privatization targets (i.e. "metas" in Brazil)
- Markets open to competition in all countries
- Mobile boom

...and demands a new commercial focus and a new approach to leverage customer base

Increasing ARPU
T Latam. Base 100 year 02


Internet, VAS and others
Traditional business
100
13%
87%
~ 110
~16%
~84%
120-140
~23%
~77%
'02
'03E
'06E

- ✓ **Protect current customer base**
- ✓ **Exploit new opportunities in traditional business**: SVAs, LD, low income households...
- ✓ **Lead Internet business (NB and BB):** ISPs, Interne[t] Kiosks, BB content...
- ✓ **Develop new businesses**: Tele-emergency, BLEC, Wi Fi, Cartao,...

Source: Morgan Stanley, Yankee Group, Pyramid Research

Telefónica

2. Flexible and efficient operations: a lean company prepared for uncertainty

CAPEX regional management

- CAPEX management
- 2001-2004
- Process homogenization across the Region
- Single Country Committees to approve any investment
- Single Regional Committee to approve high investments or cross initiatives
- Strong relation with Purchasing

COMEX, Commercial Excellence

- Sales&Marketing management
- 2003-2004
- Process homogenization
- Roll out best practices
- Joint development of new products and adaptation of Spanish services
- Improve customer knowledge

ATIS

- Commercial operations
- 2002-2005
- Single regional platform for commercial service, invoicing and payments
- Client data standardization

Technological harmonization

- Network planning & design
- 2004
- Integration of technology areas across operators
- Unification of network design criteria



Telefónica

2. Flexible and efficient operations: anticipating market trends

OPEX, Operational Excellence

Improve network operation and maintenance:

- Process homogenization and automation
- Roll out best practices
- Outsourcing
- Resources management (GAUDI)

Work force costs vs. Lines in service
Percentage. Thousands



21.6
21.2
21.0
19.3
Lines in service
External Services cost
Personnel cost
58%
61%
66%
71%
2000
2001
2002
2003E
Employees**
Thousands
30.4
26,9
24.1
22.7

Objectives for 2005

- 24% reduction in per line network cost
- 437 M€ of annual cost reduction and 10,252 FTEs*

Results to date

- 21% direct per line cost reduction
- 383 M€ of annual cost reduction and 5,082 FTEs*

* FTE: Full-time equivalent employees

** Fixed Telephony Operators

2. Flexible and efficient operations: leverage remaining capacity of existing network

A modern plant...

% of equipment installed in the last 10 years

	Telesp	TASA	CTC	TdP
Commuted accesses*	88%	32%	20%	25%
SDH Transmission*	100%	68%	100%	83%
Optical fiber	91%	99%	78%	99%
Local loop	64%	61%	43%	64%
% Digitalized plant	97%	100%	100%	96%

...with remaining capacity

% vacancy. July 2003


22%
15%
20%
10%
Telesp
TASA
CTC
TdP

% of clients ready for ADSL

Telesp	TASA	CTC	TdP
86%	69%	87%	92%

Significant opportunities to increase penetration in new lines and DSL leveraging existing optical fiber capacity

* Installed in the last 7 years

Telefónica

3. Regulatory management: actively participate in building a new regulatory and social environment

Regulatory models are being reviewed in all countries…

- Regulators are increasingly recognizing the importance of Telecommunications for the development of their countries :
  - –Direct impact in telecommunications
  - –Indirect impact in other sectors
- Additional development requires further investments
  - –Remaining opportunities for growth in traditional business
  - –Internet penetration
  - –Broadband deployment
- Regulators still have important challenges to face
  - –Investment vs. competition
  - –Short-term tariff reduction vs. penetration or deployment of new services

…and a new approach is emerging

✓ **New scope:**
- Not only the regulator, but society as a whole
- Not only telcos but all platforms that fulfill similar needs
- Not only traditional business but the Information Society

✓ **New objectives**
- **Less focus on:** retail prices, traditional penetration measures, number of competitors…
- **More focus on:** quality, investments, growth of new services, regulatory stability…

✓ **A strong commitment with the development of the telecommunications sector**



Telefónica has led the development of the wireline sector in Sao Paulo

Illustrative achievements

- Form 1998 to 2001 TeleSP invested 8,054 million euros to install 6.2 million new lines
- Increased penetration especially in low income level households
- TeleSP was the first operator in Brazil to achieve privatization "goals"
- New line installation fee down to US$30, from US$ 1,200 in 1997
- Sao Paulo is the No. 1 region in Latin America in broadband penetration, ahead of other developed countries

Lines in service. Penetration

TeleSP. Millions. %


6.45
10.60
12.51
1998
2000
2002
19%
30%
33%

Penetration by income level

%


94
99
75
94
35
82
8
48
A
B
C
D/E
Dec 97
Dec 02

New line provisioning lead time

Months


40
0.4
1997
2001

Telefónica

Telefónica has led the development of the wireline sector in Argentina



Illustrative achievements

8,655 million euros invested up to 2001 to double penetration from 12% in 1990 to 24%

100% of the network digitalized in 1998, enabling the richest service offering

New line installation fee down to US$50 from US$2,500 in 1990

As of 2000, all villages over 80 inhabitants have access to the telephone network

Lines in service. Penetration
TASA, Millions. %


1.7
3.0
4.2
1990
1995
2002
12%
19%
24%

Penetration by income level
%


Dec 91
Dec 96
94
100
59
83
17
43
A/B/C1
C2/C3
D1/D2/D3

New line provisioning lead time
Months


49
0.2
1990
2001

Telefónica

Telefónica has led the development of the wireline sector in Chile

Illustrative achievements

CTC invested 3,832 million euros from 1989 to 1999 to boost penetration from 6% to 16%

Chile was the first country in the world to digitalize 100% of the network in 1991

New line provisioning lead time has decreased from 540 to 10 days

CTC has played a key role in developing new telecom businesses:

- Strong competition in LD
- Internet has achieved 20% penetration
- Mobile has 34% penetration, the highest in Latin America

Lines in service. Penetration

CTC. Millions. %


0.6
2.4
2.7
1989
1999
2002
6%
16%
18%

Penetration by income level

%


Dec 92
Dec 02
70
100
25
73
1
10
A/B/C1
C2/C3
D1/D2/D3

New line provisioning lead time

Months


18
0.3
1989
1999

Telefónica has led the development of the wireline sector in Peru

Illustrative achievements

Total investment of 2,790 million euros up to 2001 to install almost 800 thousand new lines

94 thousand new payphones:
- Covering the entire country and allowing communications in rural areas
- Offering internet access, reaching penetration of 8%

Continuous price reductions: up to 33% to 2002 and new significant decreases in 2003 with the new plans

Network digitalization increased from 38% in 1994 to 96% in 2001

Lines in service. Penetration

TdP. Millions. %



0.76
1.55
1.81
1994
1998
2002
3%
6%
7%

Penetration by income level

%



Dec 94
Dec 99
89
90
19
52
1
9
A/B
C
D/E

New line provisioning lead time

Months



72
0.3
1994
2001

Telefónica

Content

- **Telefónica: the right partner to exploit Latam's opportunity**
  Latam is a large market with relevant growth opportunities. T Latam's solid track record and demonstrated management flexibility will allow us to extract the most from them

- **Overall Latam priorities**
  T Latam operators share common objectives based on three pillars: commercial excellence, operational flexibility and efficiency and regulatory management

- **Operators priorities and key parameters**
  Operators are applying these strategic thrusts to respond to the challenges and capture specific opportunities in each country

- **Our commitment for the future**
  As a result of this effort T Latam is committing to deliver continuous growth and quickly progress on key transformation parameters

Priorities for Telesp

Key priorities for TeleSP

Traditional wireline business
- ✓ Sustain customer base and market shares in key segments
- ✓ Increase traffic and maximize VAS penetration
- ✓ Consolidate LD leadership

Operational efficiency
- ✓ Further reduction in non-commercial costs to support new marketing needs
- ✓ Improve outsourcing costs through new contractor agreements
- ✓ Develop specific products to reduce bad debt


Commercial excellence
Traditional wireline business
Broadband and new services
Households
Corporations & Government
Individuals
SMEs
Operations
CapEx
Operational flexibility and efficiency
Regulatory management

Regulation and institutional presence
- ✓ Renegotiation of new contracts for 2006
- ✓ Resolution of open issues (tariff adjustments, traffic sinks, ...)

Broadband and new services
- ✓ Lead the NB internet access
- ✓ Accelerate Internet mass penetration
- ✓ Exploit TdE know-how and third-party agreements in design of new offers
- ✓ Develop new businesses, exploiting current customer base

CAPEX
- ✓ Change investment mix from traditional business to broadband
- ✓ Keep CAPEX under control, maximizing possibilities of recently built network

Telefónica

Retain high-value customers and increase revenues in the local business



A segmented approach based on client knowledge	Retain key customers	Increase revenues
 **Para Sua Casa** Produtos para facilitar seu dia-a-dia	• Product bundling • Cross selling • Anticipate high-value/high-risk customers churn • ...	• Increase VAS penetration • "Caixa Postal"/ Secretaria Digital • Information services • Low-income products (Línea Control) • ...
 **Para Seus Negócios** Soluções em telecomunicações para pequenos negócios	• Modular offer • Specific B2B solutions • Contain churn • ...	• Traffic bundling/Flat rates • Segmented SVAs • Additional lines • ...
 **Para Empresas** Soluções completas em Voz, Dados e Internet para empresas	• Customized offer: global telecommunications needs • Service coverage outside Sao Paulo • ...	• PABX/LAN • Virtual Private Network • Centrex IP • ...

Telefónica

Maintain positions gained in LD


Super 15 da Telefônica
Mais economia e conveniência.
Conheça os Planos de Descontos para Longa Distância do Super 15 da Telefônica
Mais Planos de Descontos?
CLIQUE AQUI E CONFIRA!

"Super 15": 45% NLD and 40% ILD market share in one year



LD Inter states
Market share (%)


100%
80%
60%
40%
20%
0%
~45%
45-50%
Telefónica
Jan-02
Jan-03
2006

LD International
Market share (%)


100%
80%
60%
40%
20%
0%
~40%
40-45%
Telefónica
Jan-02
Jan-03
2006

Leverage our recognized brand "Super 15" to slightly increase our market share:



- Segmented approach launching traffic bundles and intensive marketing



- Complete offer inside and outside SP
- Competitive offer to manage VoIP



- Special products for SMEs in LD
- Tailored offers to specific needs

Source: Consumers' Panel

Increase revenues, reducing dependence on regulation

Tele-emergency

- Strong demand for household security solutions
- Forecast of 400 M in 2006 (less than 10% of A/B/C HHs)

Project BLEC

- Integrated telecom solutions for commercial buildings
- Forecast of 100 million R$ of new revenues in 2 years

Ki-Cartao

- Stimulate traffic participating in events (lottery,etc) in alliance with content providers

WiFi

- Leading position in Wi Fi services in all segments
- 500 public hot spots in 2005
- Business plan in progress

SVAs and new businesses revenues

Million R$. Estimation



New businesses
VASs
~330
~ 115
~ 215
x4
x7
x2
2003E
2006E

Telefónica

Lead narrowband Internet access in Sao Paulo

Narrowband ISP's market share


100%
80%
60%
40%
20%
0%
Pay ISPs
Free ISPs
~12%
~27%
Jan-03
Jun-03
Dec-03
itelefónica: 12% of ISP market share in 2 months

itelefonica
A evolução da internet grátis

- A free ISP in Sao Paulo:
  - Promote internet penetration
  - Facilitate BB migration
  - Increase local traffic (good trend shown after launch)
- **itelefónica has the objective to achieve and retain a 50% of total market share in SP by 2006**
- Internet penetration is limited by PC penetration. Telefónica is working to develop and commercialize alternative access devices
- In the medium term, itelefónica will develop a full and competitive content offer adapted to NB to retain and increase revenues from customers reluctant to migrate to broadband

Telefónica

Number one ADSL provider in the Region...

We have managed to make Sao Paulo the most advanced area in the region...


Speedy
CURTA TODAS AS EMOÇÕES DA INTERNET.
FIQUE CONECTADO
24 horas sem pagar pulso.
CONHEÇA MELHOR AS VANTAGENS DO SPEEDY
Telefónica

412,000 customers in August 2003

ADSL accesses/100 lines
December 2002.%


S. Paulo
8.%
6.0%
5.1%
4.0%
2.7%
2.7%
1.6%
1.2%
1.1%
Canada
Germany
Spain
France
Italy
UK
Portugal
Latin-america

...and plan to continue this trend in the future, with special focus on profitability

ADSL lines
Thousands


333
>500
1,400-1,600

CAPEX/new access
Base 100 year 02


100
~85
~40
2002
2003E
2006E

Telefónica

...tailoring our offer to each segment

Business segment

- Develop a complete and competitive BB offer adapted to SMEs: B2B, accounting on-line, etc.
- Leverage TdE experience and Telefonica's third-party agreements
- Include BB as part of the base offer in SME campaigns

ADSL lines
Final. Thousands


96
~120
340-350
2002
2003E
2006E

ARPU
Reais/month

~100 (2003E) | 100-110 (2006E)

Residential segment

- Reduce access cost:
  - Modular access for low income HHs
  - "Dynamic band width"
- Maintain or increase ARPU through new BB services
- Leverage TdE experience
- Leverage multiple channels to support marketing effort

ADSL lines
Final. Thousands


237
~390
1,100-
1,200
2002
2003E
2006E

ARPU
Reais/month

~60 (2003E) | 60-65 (2006E)

Telefónica

Rebalancing CAPEX while maintaining low investment ratios

Clear CAPEX reduction from 2001 to 2002 (from 4,552 to 1,658 million R$) after "metas" achievement

- Reduce investments in traditional business, leveraging network modernity
- Exploit scale economies to reduce marginal CAPEX/ADSL line (50% reduction from 2003 to 2006)
- Increase flexibility to face potential risks of currency devaluation

CAPEX evolution
Millions of reais. Percent


1,658
~1,400
1,500-
1,600
ADSL and new services
Systems
Traditional
22%
14%
64%
24%
17%
59%
~ 39%
~ 18%
~ 43%
2002
2003E
2006E
CAPEX/ revenues
16.3%
~12%
~11%

Telefónica

We face the future from a strong position
2002



Revenues/lines in service
R$/LIS. End of year


814
759
747
TeleSP
Telemar
Brasil Telecom

EBITDA margin
Percentage


51.4%
48.8%
47.4%
TeleSP
Telemar
Brasil Telecom

Net income/revenues
Percentage


10.6%
6.0%
6.2%
TeleSP
Telemar
Brasil Telecom

%lines with ADSL
Percentage


2.7%
0.3%
1.5%
TeleSP
Telemar
Brasil Telecom

Note: Fixed telephony business
Source: Company Reports

Telefónica

Priorities for TASA

Key priorities for Argentina



Traditional wireline business

- ✓ Defend traditional voice business:
  - Increase traffic with new products
  - Increase ARPU (VAS)
  - Selective growth program focused on prepaid lines and cards



Commercial excellence
Traditional wireline business
Broadband
Households
Corporations & Government
Individuals
SMEs
Operations
CAPEX
Operational flexibility and efficiency
Regulatory management

Operational efficiency

- ✓ Be aware of crisis development and maintain current efficiency effort
- ✓ Obtain further improvements as some external restrictions disappear (e.g. outsourcing)

Regulation and institutional presence

- ✓ New agreement with the Government to guarantee tariff recovery and regulatory stability

Wireline Internet

- ✓ Lead ADSL market growth with investment deployment adapted to growth in demand, ensuring profitability
- ✓ Boost paid dial-up Internet through new models (flat rates and pay-per-minute rates)

CAPEX

- ✓ Maintain low Capex ratios
- ✓ Prioritize capex based on:
  - FCF maximization
  - Ensure quality of service
  - Internet growth

Telefónica

Tariff recovery continues to be the main regulatory issue

TASA tariffs evolution

Base 1 (Index 1 = Dec. 01)


Existing contract (Expected tariffs evolution according to transfer contract)
CPI
2.30
2.13
1.56
1.41
1
Current gap
TASA tariffs (fixed pricing since macroeconomic downturn)
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

- **Government froze TASA tariffs in Jan.02**
- **Current gap relative to transfer contract over 100%**
- **Progressive tariff updates are key to ensuring industry recovery and allowing new investments**

Source: Ministerio de Economía y Producción. Argentina

Defend traditional business and capture Internet growth opportunity



Main activities

Traditional voice business

- Segmented value propositions:
  - *High-value segments*: Loyalty offers **adding value to fixed line** and increase of usage (voice flat rates, VAS and loyalty programs),
  - *Low segments*: Selective growth based on **prepaid lines** and cards
- Consolidate leading TASA position as comprehensive telecom **service provider in corporate segment**

Flat rates: 0610 ILIMITADO

Loyalty program: Programa Teleplus

Unified messaging: MENSAJERIA UNIFICADA

Internet and Broadband

- **Reinforce Broadband leadership** with investment deployment adapted to ensure a profitable growth
- **Promote dial-up Internet through paid models** (flat rates and paid per minute)
- Develop **new value propositions** in order to boost ADSL demand (contents, VAS, innovative pricing schemes)

Dial up: Advance

Broadband: Speedy

High discipline on operational and capital expenditures

CAGR

- **Opex and Capex growth conditioned by demand and revenue evolution to ensure profitable growth**
- Special focus on bad debt control
- Top-notch efficiency as a major company goal:
  - Improve operational efficiency (centralization, outsourcing, insourcing)
  - Leverage regional programs (Comex, Opex, Atis)

OPEX*/Line
P$


~-6%
279
250
~250
+41%
-71%
+4.9%**
+24%**
2001
2002
2003E

	2001	2002	2003E
Bad debt/ Revenues	9.2%	6.9%	~ 2%
CAPEX/ Revenues	15.2%	5.6%	~ 7%

Inflation

Annual P$/$ variation

* Without interconnection cost

** Data of August 2003

Telefónica

Our operating trend is getting better after tariff freezing negative impact

Million pesos



Annual Variation


Revenues
12.5%
2,908
2,668
2,338
1,314
EBITDA
33.0%
1,611
1,362
1,174
788
Net profit
N.A.
336
221
-4,666
1,110
2000
2001
2002
Jun-2003


Lines in use*
Millions
4.00
3.67
3.79
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03


Local traffic per line and day*
Minutes
16.8
16.1
17.2
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03

Note: Fixed Telephony Business, including payphones
* "Speaking" lines.: lines that generate traffic

Telefónica

Priorities for TCTC

Key priorities for CTC



Traditional wireline business

- ✓ ***Intensive users:*** adding value to fixed line through flat rates, VAS and innovative handsets
- ✓ ***Low income segments:*** growth based on prepaid line offer to enhance competitive position vs. mobile

Operational efficiency

- ✓ Maintain current effort in network efficiency
- ✓ Leverage network cost efficiency to strengthen marketing and commercial areas


Commercial excellence
Traditional wireline business
Wireline broadband
Households
Corporations & Government
Individuals
SMEs
Operations
CAPEX
Operational flexibility and efficiency
Regulatory management

Regulation and institutional presence

- ✓ Achieve a viable regulatory framework in 2004:
  - Regulated tariffs increase
  - Symmetric interconnection scheme
  - Higher commercial flexibility
  - Favorable environment for long term investments and IS development

Wireline Internet

- ✓ Lead the Internet business
- ✓ Leverage leading position in narrowband
- ✓ Exploit ADSL potential to compete with cable
- ✓ Develop comprehensive NB and BB content and service offering

CAPEX

- ✓ Reduce capex/revenues ratio to under 10%
- ✓ Reduce BB CAPEX per access
- ✓ Optimize preventive maintenance
- ✓ Exploit vacancies to grow in low-income segments
- ✓ Shift the investment mix towards growth businesses

Defend local business through new products and services tailored to different customer needs

Intensive traffic users


FULLVOZ

- Sustain and extract more value through a loyalty program focused on adding value to fixed line:
  - Voice flat rates (e.g. FullVoz): Increase percentage of fixed revenues
  - Increase VAS penetration
  - Innovative handsets



More than 300 thousand lines with "heavy users" plans by 2006

Low income segments


tlp

- Capture growth opportunity in low-income segments through prepaid line offers (e.g. TLP):
  - Enables on access of this segment to fixed telephony
  - Guarantees control of bad debts
  - Enhances competitive position against mobile substitution

New prepaid lines activated
Thousands


x 25
~370
~130
15
2002
2003
2006

Reinforce our current effort in operating efficiency improvement and CAPEX reduction

CAGR

We have already achieved significant goals...

Operating efficiency

OPEX*/line
$Ch thousand



-2/-3%
93
~90
~90
2001
2002
2003

- Efficiency improvement translated into workforce reduction

Capex reduction

Capex/Revenues
Percentage



-4,4 pp.
15.1%
9%
ADSL
Other
91%
10.0%
15%
85%
~11%
~30%
~70%
2001
2002
2003

- Reduce capex level by 5 pp.
- Shift investment mix towards growth businesses

...and we keep improving

- Maintain current effort in network efficiency through regional program OPEX (4-5 $Ch MM of savings by end 2005)
- Enhance Commercial and Marketing effectiveness leveraging cost network and commercial support efficiency

- CAPEX/revenues ratio under 10%
  - Advanced network already in place
  - BB capex reduction
  - Preventive maintenance optimization achieved in OPEX program

* Without interconnection cost

Telefónica

The Chilean telecom industry needs a new regulatory environment that ensures innovation and investment

CAGR

Regulatory decree of 1999 has been very unfavorable to overall telecom industry and consumers

Industry net profit
US$ MM



-113 %
247
-31

Total traffic
Billions of minutes



+1%
22.1
23.0
Mobile
1.8
4.4
35%
Fixed
20.3
18.6
-3%

Industry investment
US$ MM



-42 %
1,045
610
1998
2002

Average price per minute
Ch$ constant 98



+6%
38.8
45.8
1998
2002

Note: All figures include Fixed and Mobile

The new "tariff decree" in 2004 must change profoundly to ensure industry viability and the development of Information Society

- Regulated tariff increases (connection and rental fee, traffic prices, ...)
- Symmetric interconnection scheme between CTC and other operators
- Higher commercial flexibility in terms of product, geography, segment, ...

Telefónica

Priorities for TdP

Key priorities for TdP

Traditional wireline business
- ✓ Increase penetration in low-income segments
- ✓ Retain current customer base
- ✓ Strengthen leadership in payphone market

Operational efficiency
- ✓ Increase operations outsourcing and automation


Commercial excellence
Traditional wireline business
Wireline broadband
Households
Corporations & Government
Individuals
SMEs
Operations
CAPEX
Operational flexibility and efficiency
Regulatory management

Regulation and institutional presence
- ✓ Assume proactive role in developing the regulatory framework

Wireline Internet
- ✓ Reinforce narrowband internet penetration
- ✓ Accelerate migration to broadband services
- ✓ Increase Broadband ARPU in high-income segments

CAPEX
- ✓ Select and prioritize investments by profitability

TdP: Increase penetration in low-income segments



Penetration driven by prepaid offers

- Significant growth of expense control and pre-paid line offers specially addressed to low-income HHs (more than 50% of total):
  - **6 tailored prepaid offers** (line rental + bundle minutes included)
  - selective marketing
- Capture of telephone penetration potential while **controlling bad debt** and ensuring profitability

Lines in service*
Thousands


Pre-paid lines
1,816
37%
~1,980
~40%
2,200 - 2,300
~40%
2002
2003E
2006E

Fixed telephony penetration
Lines/100 habitants


23.0
22.3
21.9
14.7
7.8
Chile
Brazil
Argen-tina
Mexi-co
Peru

700,000 low-income lines by June 2003

* Including payphones

Telefónica

TdP: Maintain leadership in payphone market

CAGR
% of total revenues

Main activities

Increase revenues per phone

- Enable public telephones to support SMS and e-mail features
- Launch loyalty programs to stimulate traffic
- Increase the number of selling points for pre-paid cards

Install new phones

- Launch a second brand (SERTEL) to gain tariff flexibility
- Collaborate with the Government in the deployment of public Internet Access points in low-income regions

Payphone revenues
S$Million


16.7%
~18%
5-6%
707
~870
2002
2006E

Number of PTs ('000)	2002	2006E
	104	~ 141


TelePunto

Telefónica

TdP: Accelerate migration to broadband services



	Households	SMEs
		
Pricing	• Develop a modular offer to stimulate BB growth	• Launch of bundled offers (ADSL + local & LD traffic)
Content**	• A Broadband portal and local content servers (Game Zone, Streaming)	• SME-oriented contents (virtual hard disk, virtual office services) • Broadband VAS
High speed DSL	• Target to heavy users	• Stimulate customer migration towards high-speed ADSL

Clients with Broadband access/total lines*
Thousand. %


2%
5%
~ 14%
2002
2003E
2006E
House-holds
~105
270-300
SMEs
~10
30-40

* Broadband includes ADSL and Cable Modem. Excluding payphones
** Jointly with Terra

Select and prioritize investments by profitability

Upgrade our network based on market needs...

New Lines

- Increasing capacity up to 482 thousand new lines
- Reduction of marginal investment per line using selective growth method (Carolina-Peru project)
- Network upgrading and NGN development
- Mandatory investments (Radio-links and rural network replacement)

ADSL

- National extension of ADSL services
- Deployment of new DSL technologies (VDSL and G.SHDSL)
- Upgrading of national IP backbone

... by rebalancing Capex towards more profitable businesses

Capex/revenues (%)



Great **Capex contention** already achieved
14%
8%
~11%
~11%
Others
BB*
Transmission and new lines
5%
12%
16%
21%
~22%
~18%
~19%
~53%
2001
2002
2003E
2006

* Broadband includes ADSL and Cable Modem

Telefónica

Content

- **Telefónica: the right partner to exploit Latam's opportunity**

  Latam is a large market with relevant growth opportunities. T Latam's solid track record and demonstrated management flexibility will allow us to extract the most from them

- **Overall Latam priorities**

  T Latam operators share common objectives based on three pillars: commercial excellence, operational flexibility and efficiency and regulatory management

- **Operators priorities and key parameters**

  Operators are applying these strategic thrusts to respond to the challenges and capture specific opportunities in each country

- **Our commitment for the future**

  As a result of this effort T Latam is committing to deliver continuous growth and quickly progress on key transformation parameters

Telefónica

T Latam 2003: results to date

Million euros. Constant exchange rates as of 2002


% 02-03 annual variation
Revenues
6,954
7-9%
EBITDA
3,347
6-8%
Op. FCF*
2,659
10-12%
2002
2003E

* EBITDA - CAPEX

T Latam: Transformation commitments (1/2) *Percent*

Strong commercial focus

More customer oriented
% of commercial employees


30%
~ 38%
2003E
2006E

% commercial expenses/operating expenses*


~ 34%
~ 39%
2003E
2006E

Maximize value

Increase share of wallet
Total ARPU. Constant € '03/month


22
27-28
2003E
2006E

	2003E	2006E
Fixed revenues	41%	48-50%

% non-regulated revenues**


~ 36%
~ 42%
2003E
2006E

* Not including bad debt provision and interconnection
** Other than line rental, local traffic and interconnection
Note: Constant exchange rates as of 2002

T Latam: Transformation commitments (2/2) Percent

ADSL Lines (thousand)

Asset light and selective investment

Reduce assets
2003 assets=Index100


100
~ 80
2003E
2006E

% CAPEX in ADSL and new services


~800
2,100-2,400
~ 25.5%
~ 35.0%
2003E
2006E

Opex reduction and increased flexibility

OPEX/Revenues
Percentage


~53%
~50%
2003E
2006E

Decrease operating leverage
% Outsourcing**
Percentage


~ 70%
~ 75%
2003E
2006E

	2003E	2006E
Total employees*	~22.7	~19.3

* Employees of Fixed Telephony Operators. Thousands.
** External services expenses over personal+ external services expenses

T Latam: economic commitments

Million euros. Constant exchange rates as of 2002

CAGR

Revenues


6-9%
6,954
2002
2006E

Lines in Service (millions): 21.2 (2002); ~22 (2006E)

EBITDA


7-10%
3,347
2002
2006E

EBITDA Margin (%): 48.1% (2002); 50-52% (2006E)

CAPEX/revenues (%)


+0-1pp.
9.8
10-11
2002
2006E

Operating free Cash Flow*


8-11%
2,659
2002
2006E

* EBITDA – CAPEX

Note Constant exchange rates as of 2002

From our privileged starting point, we commit to:



Continue delivering attractive financial and operating results

Quickly progress towards the transformation of the group

Telefonica